Filed by Alberto-Culver Company
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the Securities
Exchange Act of 1934
Subject Company: Alberto-Culver Company
(Commission File No. 1-5050)

On October 26, 2006, Alberto-Culver filed a Current Report on Form 8-K, the text of which is below. The Alberto-Culver 8-K filed as an exhibit a press release announcing its financial results, the text of which is below.

Section 2 – Financial Information

Item 2.02. Results of Operation and Financial Condition.

On October 26, 2006, Alberto-Culver issued a press release announcing its financial results for the fourth fiscal quarter and full fiscal year ended September 30, 2006. The full text of the press release is attached hereto as Exhibit 99. The information under this Item 2.02 and Exhibit 99 shall be deemed filed rather than furnished under the Securities Exchange Act of 1934, as amended.

Item 8.01. Other Events.

See Item 2.02 and Exhibit 99 which are incorporated into this Item 8.01 by reference.

As previously announced, Alberto-Culver has entered into an agreement to separate into two publicly-traded companies: new Alberto-Culver Company, which will own and operate Alberto-Culver’s Consumer Products business and Sally Beauty Holdings, Inc. (currently New Sally Holdings, Inc.), which will own and operate Alberto-Culver’s Sally/BSG Distribution business. Completion of the transactions is subject to specified conditions, including approval of Alberto-Culver’s stockholders. In connection with the separation, Sally Holdings, Inc., currently a subsidiary of Alberto-Culver and following completion of the transactions a subsidiary of Sally Beauty Holdings, Inc., will enter into and make borrowings under senior secured credit facilities and incur other indebtedness.

Certain information set forth below with respect to Sally Holdings, Inc. will be provided to potential lenders in connection with the transactions.

	Three Months Ended		Twelve Months Ended
	9/30/2005	9/30/2006	9/30/2005	9/30/2006
Net Sales
Sally Beauty Supply	$338.8	$359.3	$1,358.9	$1,419.3
Beauty Systems Group	227.5	246.8	895.4	$953.8

Consolidated	$566.3	$606.1	$2,254.3	$2,373.1

Segment Operating Profit
Sally Beauty Supply	$40.7	$43.4	$168.6	$185.3
Beauty Systems Group	14.1	14.9	55.6	$66.9

Consolidated	$54.8	$58.3	$224.2	$252.2

Depreciation & Amortization
Consolidated	$9.5	$9.9	$33.9	$38.0

Administrative Fees from Alberto-Culver (1)
Sally Beauty Supply	$3.7	$1.7	$11.0	$8.1
Beauty Systems Group	(0.4)	1.1	2.3	$5.4

Consolidated	$3.3	$2.8	$13.3	$13.5

Sales-Based Service Fees from Alberto-Culver (2)
Consolidated	$6.9	$7.3	$27.6	$28.9

Rent Expense
Consolidated	$31.9	$34.1	$123.1	$133.5

Interest Expense, Net of Interest Income
Consolidated	$0.6	$(0.2)	$3.0	$0.1

Capital Expeditures
Consolidated	$11.2	$8.3	$52.2	$30.3

Comparable Store Sales Growth(3)
Sally Beauty Supply	0.8%	3.1%	2.4%	2.4%
Beauty Systems Group	(3.0)%	7.4%	(0.6)%	4.1%
Consolidated	0.0%	4.1%	1.8%	2.8%

(1)	Represents direct expenses of Sally Holdings, Inc. and allocated corporate expenses for administrative services and certain other corporate functions that were charged to Sally Holdings, Inc. by Alberto-Culver. These expenses do not give effect to reductions in certain costs New Sally Holdings, Inc. expects to occur associated with operating as a stand-alone company. These administrative fees are included as expenses in segment operating profit.
(2)	Represents the sales-based service fee charged by Alberto-Culver and reflected on the historical Sally Holdings consolidated statement of earnings associated with consulting, business development and advisory services agreements between Alberto-Culver and certain subsidiaries of Sally Holdings. The agreement giving rise to the sales-based service fee will be terminated in connection with the transactions, and the sales-based service fee will no longer be payable by New Sally. These fees are not included as expenses in segment operating profit.
(3)	Comparable stores are defined as company-owned stores that have been open for at least 14 months as of the last day of a month.

*****

In connection with the proposed transaction, New Sally Holdings, Inc. has filed a registration statement on Form S-4 (Registration No. 333-136259) with the Securities and Exchange Commission (“SEC”), which was declared effective on October 11, 2006. The registration statement contains a definitive proxy statement/prospectus-information statement, which was mailed to stockholders of Alberto-Culver on or about October 13, 2006. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they contain important information. Investors are able to obtain the definitive proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver Company, New Sally Holdings, Inc. or New Aristotle Holdings, Inc. with the SEC free of charge at the SEC’s website www.sec.gov or from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3117.

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and are set forth in the definitive proxy statement/prospectus-information statement. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

FOR IMMEDIATE RELEASE	For further information, contact
Doug Craney 708-450-3117

Alberto-Culver Reports Record Fiscal Fourth Quarter and Fiscal Year 2006 Results Excluding Non-Core Items

Melrose Park, IL, (October 26, 2006) – Alberto-Culver Company (NYSE: ACV) today announced record sales and record profits excluding non-core items for the fourth quarter and fiscal year 2006, which ended on September 30, 2006, capping off its fifteenth consecutive record sales and earnings year.

Fourth quarter 2006 sales increased 8.2% to $974.3 million while pre-tax earnings including non-core items increased 11.4% to $101.1 million. Net earnings including non-core items increased 11.7% to $65.8 million. Diluted net earnings per share were 70 cents in the fourth quarter of 2006, after the deduction of 2 cents for stock option expense and 2 cents for fees and expenses related to the agreement with a company formed by a fund managed by Clayton, Dubilier & Rice (CD&R) to separate the Company’s consumer products and Sally/BSG businesses. Fiscal year 2005 fourth quarter diluted net earnings per share were 63 cents after a 3 cent deduction for the non-cash charge relating to the conversion to a single class of stock and a 1 cent deduction related to the terminated agreement with Regis Corporation. The transaction involving CD&R and the terminated agreement with Regis are referred to collectively herein as the “Sally transactions.”

Excluding non-core items, pre-tax earnings in the fourth quarter increased 11.2% to $106.3 million while net earnings were up 12.6% to $70.0 million from $62.2 million in the prior year. Fourth quarter diluted net earnings per share were 74 cents compared to 67 cents in 2005 excluding the non-core items.

Sales for the 2006 fiscal year grew by 6.8% to $3.77 billion. Including non-core items, pre-tax earnings for fiscal year 2006 decreased 5.0% to $308.3 million while net earnings were lower by 2.6% at $205.3 million. Diluted net earnings per share for the year were $2.20, after the deduction of 41 cents for expenses related to the Sally transactions and 11 cents for stock option expense, versus $2.27 per share in the prior year after a 10 cent deduction for the non-cash charge relating to the conversion to a single class of stock and a 1 cent deduction related to the Sally transactions.

Excluding non-core items, pre-tax earnings in fiscal year 2006 increased 12.5% to $383.0 million and net earnings increased 14.8% to $254.0 million from $221.3 million in the prior year. Diluted net earnings per share for the year improved to $2.72 from $2.38 last year excluding the non-core items.

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 3
Fiscal Year 2006 Results Excluding Non-Core Items

Commenting on the quarter and year, Alberto-Culver President and Chief Executive Officer Howard Bernick said, “We are very pleased today to report our fifteenth consecutive year of record sales and record earnings for the Alberto-Culver Company. During these past fifteen record years, our revenues have been growing at a compound annual growth rate of 10.7% while our operating earnings excluding non-core items have grown at a 14.7% compounded annual growth rate, a record that we are very proud to have achieved.”

Mr. Bernick continued, “Our consumer products group delivered another strong quarter and year. Led by Nexxus and TRESemmé and behind heavy advertising investments, the consumer group finished the year with sales growth of 9.4% and operating earnings growth of 11.3%.”

Mr. Bernick went on to say, “Our Sally store business generated solid top-line growth rates while expanding operating margins in the year to an all time high of 13.1%. Beauty Systems Group (BSG), coming off a difficult fiscal year 2005, finished the year with sales growth of 6.5% and operating earnings growth of 20.4%. The Company ended the quarter with 2,511 Sally stores in the U.S., Canada, Mexico, Puerto Rico, the U.K., Ireland, Germany and Japan and our Beauty Systems Group had 828 stores and 1,192 professional distributor sales consultants at September 30, 2006.”

“Consolidated worldwide advertising and other marketing expenditures invested behind our brands and businesses in 2006 increased by a healthy 17.4% to $306 million from $261 million in 2005,” stated Mr. Bernick.

Mr. Bernick added, “As I reflect back on fiscal year 2006, I find it to have been a transformational year for the Alberto-Culver Company. In addition to producing another record year of sales and earnings growth, we announced a strategic initiative to separate our consumer products business and our Sally/BSG distribution business into two independent public companies. The main factor behind this decision was the elimination of multi level channel conflicts that existed between the businesses. In the coming weeks, with shareholder approval and the satisfaction of other closing conditions, we will complete the separation and our shareholders will own 100% of the new Alberto-Culver, a focused consumer products company, and 52.5% of the new Sally/BSG, a leading beauty supply distribution business, in addition to receiving $25 in cash for each share owned. Both new businesses have a solid foundation in place to succeed and extremely capable management teams. We hope that all shareholders will continue to share in the growth and prosperity of both businesses in the coming years.”

Carol L. Bernick, Alberto-Culver Company Chairman of the Board, said, “I am very proud of our performance in this quarter and fiscal year, another record sales and earnings year for the Alberto-Culver

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 4
Fiscal Year 2006 Results Excluding Non-Core Items

Company. But beyond the numbers themselves, I am proud of the commitment and focus they represent on the part of both the consumer products and Sally Beauty teams. During this period, while a great deal of discussion and planning for the next chapter in the Company’s history has taken place, all have realized the importance of continuing to produce strong growth for our businesses and responded to that imperative with these excellent results.”

The Company also announced that in place of the regular 13 cent quarterly cash dividend, shareholders will instead receive a $25 per share special cash dividend (approximately $2.4 billion) this quarter as part of the transaction separating the Company’s businesses. The $25 special cash dividend will be paid shortly after the closing of the transaction to shareholders of record on the closing date, which is expected to occur in mid-November. Following the completion of the separation, new Alberto-Culver expects to pay a regular quarterly dividend and plans to announce the next quarterly dividend in late January, 2007, while new Sally/BSG does not expect to pay a regular quarterly dividend at this time.

The Company had three non-core items impacting its financial results in fiscal year 2006: stock option expense recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 (R); fees and expenses related to the Sally transactions; and a non-cash charge related to the Company’s conversion to one class of common stock. In addition, the non-cash charge from the conversion to one class of common stock and the Sally transactions also affected fiscal year 2005.

Effective October 1, 2005, the Company adopted SFAS No. 123 (R) pertaining to the expensing of stock options. As allowed by the statement, the Company elected not to restate its previously issued financial statements and instead adopted SFAS No. 123 (R) on a “modified prospective” basis. The Company recorded stock option expense in the fourth quarter of fiscal year 2006 that reduced pre-tax earnings by $3.0 million ($1.9 million after tax) and basic and diluted net earnings per share by 2 cents. For fiscal year 2006, stock option expense reduced pre-tax earnings by $15.9 million ($10.3 million after tax) and basic and diluted net earnings per share by 11 cents. The stock option expense recorded in fiscal year 2006 had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

In connection with the proposed separation of consumer products and Sally/BSG, the Company incurred transaction expenses which reduced fiscal year 2006 fourth quarter pre-tax earnings and net earnings by $2.2 million and basic and diluted net earnings per share by 2 cents. For fiscal year 2006, transaction expenses related to the terminated Sally spin/merge transaction with Regis Corporation and the proposed separation of consumer products and Sally/BSG reduced pre-tax earnings by $58.8 million ($38.3 million after

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 5
Fiscal Year 2006 Results Excluding Non-Core Items

tax), basic net earnings per share by 42 cents and diluted net earnings per share by 41 cents. The transaction expenses for the full year included a $50 million termination fee paid to Regis in the third quarter of fiscal year 2006. The Company also incurred transaction expenses related to the terminated Sally spin/merge with Regis in 2005 which reduced fourth quarter and fiscal year 2005 pre-tax earnings by $1.5 million ($1.0 million after tax) and basic and diluted net earnings per share by 1 cent.

Prior to the adoption of SFAS No. 123 (R), U.S. generally accepted accounting principles (GAAP) required that the Company record a non-cash charge due to the remeasurement of the intrinsic value of stock options affected by the November, 2003 conversion to a single class of common stock. GAAP did not allow the Company to record the entire non-cash charge related to the share conversion immediately when it took place during the fiscal 2004 first quarter. In fiscal year 2005, the non-cash charge reduced pre-tax earnings in the fourth quarter by $3.4 million ($2.2 million after tax) and basic and diluted net earnings per share by 3 cents. For fiscal year 2005, the non-cash charge reduced pre-tax earnings by $14.5 million ($9.4 million after tax) and basic and diluted net earnings per share by 10 cents. Due to the adoption of SFAS No. 123 (R) effective October 1, 2005, the amount of the non-cash charge impacting the fourth quarter and fiscal year 2006 was nearly zero. The non-cash charge relates to a change in the capital structure of the Company rather than the normal operations of the Company’s core businesses and had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

Due to the disclosure of financial results excluding non-core items, this press release contains certain non-GAAP financial measures as defined by Regulation G of the Securities and Exchange Commission. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP measures is included as a schedule to this release and can also be found on the Company’s web site at www.alberto.com.

The Company will discuss fourth quarter and fiscal year 2006 results with investors in a call to be held later today (Thursday, October 26) at 3 p.m. Eastern Time. The dial-in numbers for the call are 877-502-9272 or 913-981-5591. The numbers for a replay of the conference call are 888-203-1112 or 719-457-0820 and will be available through Sunday, November 26, 2006. The pass code is 9800451. The call and a replay will also be available on the internet for 30 days at www.alberto.com in the Investing Section, and at www.earnings.com.

The Company has called a special meeting of its stockholders to be held at 10 a.m. Central Time on Friday, November 10, 2006, at its headquarters in Melrose Park, Illinois. The purpose of the special meeting is to consider and vote upon a proposal to approve the previously announced transaction whereby Alberto-Culver would separate its consumer products business and its Sally/BSG distribution business into two separate publicly traded companies.

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 6
Fiscal Year 2006 Results Excluding Non-Core Items

Holders of record of Alberto-Culver common stock as of October 3, 2006, the record date for the special meeting, are entitled to notice of and to vote at the special meeting.

Alberto-Culver Company manufactures, distributes and markets leading personal care products including Alberto VO5, St. Ives, TRESemmé and Nexxus in the United States and internationally. Several of its household/grocery products such as Mrs. Dash and Static Guard are niche category leaders in the U.S. Its Pro-Line International unit is the second largest producer in the world of products for the ethnic hair care market with leading brands including Motions and Soft & Beautiful. Its Cederroth International unit is a major consumer goods marketer in the Nordic countries. Sally Beauty Company is the world’s number one marketer of professional beauty care products through its chain of domestic and international Sally stores. Beauty Systems Group is a network of stores and professional sales consultants selling exclusive professional beauty care brands such as Matrix, Redken, Paul Mitchell, Wella, L’Oreal, Graham Webb and Sebastian exclusively to salon owners, salon professionals and franchisees.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the proposed transaction involving Alberto-Culver and CD&R, which will separate Alberto-Culver’s consumer products business and its Sally/BSG beauty supply distribution business: the failure of Alberto-Culver shareholders to approve the transaction; the risk that the businesses will not be separated successfully or cost effectively; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; inability to satisfy all of the closing conditions to complete the transaction; and events that negatively affect the intended tax free nature of the portion of the transaction related to the distribution of shares of a new company formed to hold the consumer products business of Alberto-Culver. These forward-looking statements speak only as of the date of this press release, and

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 7
Fiscal Year 2006 Results Excluding Non-Core Items

there is no undertaking to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K and the Proxy Statement/Prospectus-Information Statement filed by Alberto-Culver on October 13, 2006, in each case on file with the SEC and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

In connection with the proposed transaction, New Sally Holdings, Inc. has filed a registration statement on Form S-4 (Registration No. 333-136259) with the Securities and Exchange Commission (“SEC”), which was declared effective on October 11, 2006. The registration statement contains a definitive proxy statement/prospectus-information statement, which was mailed to stockholders of Alberto-Culver on or about October 13, 2006. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they contain important information. Investors are able to get the definitive proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver Company, New Sally or New Aristotle Holdings, Inc. with the SEC free of charge at the SEC’s website www.sec.gov or from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3117.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and are set forth in the definitive proxy statement/prospectus-information statement. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 8
Fiscal Year 2006 Results Excluding Non-Core Items

Consolidated Condensed Statements of Earnings (Unaudited)

(in thousands, except per share data)

Three Months Ended September 30, 2006 and 2005	2006	2005
Net sales	$974,251	900,743
Cost of products sold (1)	512,889	471,875

Gross profit	461,362	428,868
Advertising, marketing, selling and administrative (1) (2)	357,514	331,479
Sally transaction expenses (3)	2,200	1,456
Non-cash charge related to conversion to one class of common stock	1	3,449

Operating earnings	101,647	92,484
Interest expense, net	546	1,765

Earnings before income taxes	101,101	90,719
Provision for income taxes	35,258	31,751

Net earnings	$65,843	58,968

Net earnings per share:
Basic	$.71	.64
Diluted	$.70	.63

Weighted average shares outstanding:
Basic	92,899	91,790
Diluted	94,003	93,019

Twelve Months Ended September 30, 2006 and 2005	2006	2005
Net sales	$3,772,001	3,531,231
Cost of products sold (1)	1,948,889	1,844,383

Gross profit	1,823,112	1,686,848
Advertising, marketing, selling and administrative (1) (2)	1,451,920	1,338,683
Sally transaction expenses (3)	58,756	1,456
Non-cash charge related to conversion to one class of common stock	4	14,507

Operating earnings	312,432	332,202
Interest expense, net	4,146	7,739

Earnings before income taxes	308,286	324,463
Provision for income taxes	102,965	113,562

Net earnings	$205,321	210,901

Net earnings per share:
Basic	$2.22	2.31
Diluted	$2.20	2.27

Weighted average shares outstanding:
Basic	92,426	91,451
Diluted	93,485	92,838

(1)	The company reclassified certain shipping and handling expenses for the Beauty Supply Distribution business from advertising, marketing, selling and administrative expenses to cost of products sold for all periods presented. The reclassifications had no effect on earnings.
(2)	Advertising, marketing, selling and administrative expenses include $3,015 and $15,949 of stock option expense recorded during the fourth quarter and the twelve months of fiscal year 2006, respectively, in accordance with SFAS No. 123 (R), which was adopted effective October 1, 2005.
(3)	Transaction expenses for the fourth quarter of fiscal year 2006 include legal fees incurred in connection with the proposed separation of consumer products and Sally/BSG involving Clayton, Dubilier & Rice. Transaction expenses for the twelve months of fiscal year 2006 include a $50 million fee paid to Regis Corporation in connection with the terminated spin/merge of Sally Holdings, Inc., and legal and investment banking fees incurred in connection with the terminated spin/merge transaction with Regis and the proposed separation transaction involving Clayton, Dubilier & Rice.

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 9
Fiscal Year 2006 Results Excluding Non-Core Items

Consolidated Condensed Balance Sheets (Unaudited)

(in thousands)

	September 30
	2006	2005
Assets
Cash, cash equivalents and short-term investments	$305,950	168,491
Accounts receivable, net	311,284	285,940
Inventories	754,647	689,692
Other current assets	56,920	45,501

Total current assets	1,428,801	1,189,624
Property, plant and equipment, net	354,026	335,400
Goodwill and trade names	711,314	687,526
Other assets, net	88,456	89,573

Total assets	$2,582,597	2,302,123

Liabilities and Stockholders’ Equity
Current maturities of long-term debt	$1,088	809
Accounts payable, accrued expenses and income taxes	589,760	535,121

Total current liabilities	590,848	535,930
Long-term debt	122,322	124,084
Other liabilities and deferred taxes	110,498	110,487

Total liabilities	823,668	770,501
Stock options subject to redemption	29,148	—
Stockholders’ equity	1,729,781	1,531,622

Total liabilities and stockholders’ equity	$2,582,597	2,302,123

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 10
Fiscal Year 2006 Results Excluding Non-Core Items

Segment Data (Unaudited)

(in thousands)

Three Months Ended September 30, 2006 and 2005	2006	2005
Net Sales:
Global Consumer Products	$376,757	342,768
Beauty Supply Distribution:
Sally Beauty Supply	359,317	338,813
Beauty Systems Group	246,793	227,534

Total	606,110	566,347
Eliminations	(8,616)	(8,372)

	$974,251	900,743

Earnings Before Income Taxes:
Global Consumer Products	$51,862	44,159
Beauty Supply Distribution:
Sally Beauty Supply	43,462	40,718
Beauty Systems Group	14,869	14,099

Total	58,331	54,817

Segment operating profit	110,193	98,976
Unallocated expenses	(3,330)	(1,587)
Stock option expense (1)	(3,015)	—
Sally transaction expenses (2)	(2,200)	(1,456)
Non-cash charge related to conversion to one class of common stock	(1)	(3,449)
Interest expense, net	(546)	(1,765)

	$101,101	90,719

Twelve Months Ended September 30, 2006 and 2005	2006	2005
Net Sales:
Global Consumer Products	$1,428,890	1,306,305
Beauty Supply Distribution:
Sally Beauty Supply	1,419,332	1,358,899
Beauty Systems Group	953,768	895,408

Total	2,373,100	2,254,307
Eliminations	(29,989)	(29,381)

	$3,772,001	3,531,231

Earnings Before Income Taxes:
Global Consumer Products	$146,412	131,548
Beauty Supply Distribution:
Sally Beauty Supply	185,289	168,663
Beauty Systems Group	66,928	55,584

Total	252,217	224,247

Segment operating profit	398,629	355,795
Unallocated expenses	(11,488)	(7,630)
Stock option expense (1)	(15,949)	—
Sally transaction expenses (2)	(58,756)	(1,456)
Non-cash charge related to conversion to one class of common stock	(4)	(14,507)
Interest expense, net	(4,146)	(7,739)

	$308,286	324,463

(1)	Beginning October 1, 2005, the Company has recorded stock option expense in accordance with SFAS No. 123 (R).
(2)	Transaction expenses for the fourth quarter of fiscal year 2006 include legal fees incurred in connection with the proposed separation of consumer products and Sally/BSG involving Clayton, Dubilier & Rice. Transaction expenses for the twelve months of fiscal year 2006 include a $50 million fee paid to Regis Corporation in connection with the terminated spin/merge of Sally Holdings, Inc., and legal and investment banking fees incurred in connection with the terminated spin/merge transaction with Regis and the proposed separation transaction involving Clayton, Dubilier & Rice.

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 11
Fiscal Year 2006 Results Excluding Non-Core Items

Schedule - Reconciliation of Non-GAAP Financial Measures

The Company’s press release announcing results of operations for the three and twelve months ended September 30, 2006 includes references to certain of the following “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission:

•	Pre-tax earnings excluding non-core items

•	Net earnings excluding non-core items

•	Basic net earnings per share excluding non-core items

•	Diluted net earnings per share excluding non-core items

•	Organic sales growth

As discussed in the press release, the Company had three non-core items impacting its financial results in fiscal year 2006: stock option expense recorded in accordance with SFAS No. 123 (R); fees and expenses related to the terminated spin/merge of Sally Holdings, Inc. into Regis Corporation and the proposed separation of consumer products and Sally/BSG involving Clayton, Dubilier & Rice; and a non-cash charge related to the Company’s conversion to one class of common stock. In addition, Sally transaction expenses and the non-cash charge from conversion to one class of common stock also affected fiscal year 2005.

Effective October 1, 2005, the Company adopted SFAS No. 123 (R) pertaining to the expensing of stock options. As allowed by the statement, the Company elected not to restate its previously issued financial statements and instead adopted SFAS No. 123 (R) on a “modified prospective” basis. The Company recorded stock option expense in the fourth quarter of fiscal year 2006 that reduced pre-tax earnings by $3.0 million ($1.9 million after tax) and basic and diluted net earnings per share by 2 cents. For fiscal year 2006, stock option expense reduced pre-tax earnings by $15.9 million ($10.3 million after tax) and basic and diluted net earnings per share by 11 cents. The stock option expense recorded in fiscal year 2006 had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

In connection with the proposed separation of consumer products and Sally/BSG, the Company incurred transaction expenses which reduced fiscal year 2006 fourth quarter pre-tax earnings and net earnings by $2.2 million and basic and diluted net earnings per share by 2 cents. For fiscal year 2006, transaction expenses related to the terminated Sally spin/merge transaction with Regis Corporation and the proposed separation of consumer products and Sally/BSG reduced pre-tax earnings by $58.8 million ($38.3 million after tax), basic net earnings per share by 42 cents and diluted net earnings per share by 41 cents. The transaction expenses for the full year included a $50 million termination fee paid to Regis in the third quarter of fiscal year 2006. The Company also incurred transaction expenses related to the terminated Sally spin/merge with Regis in 2005 which reduced fourth quarter and fiscal year 2005 pre-tax earnings by $1.5 million ($1.0 million after tax) and basic and diluted net earnings per share by 1 cent.

Prior to the adoption of SFAS No. 123 (R), GAAP required that the Company record a non-cash charge due to the remeasurement of the intrinsic value of stock options affected by the November, 2003 conversion to a single class of common stock. GAAP did not allow the Company to record the entire non-cash charge related to the share conversion immediately when it took place during the fiscal 2004 first quarter. In fiscal year 2005, the non-cash charge reduced pre-tax earnings in the fourth quarter by $3.4 million ($2.2 million after tax) and basic and diluted net earnings per share by 3 cents. For fiscal year 2005, the non-cash charge reduced pre-tax earnings by $14.5 million ($9.4 million after tax) and basic and diluted net earnings per share by 10 cents. Due to the adoption of SFAS No. 123 (R) effective October 1, 2005, the amount of the non-cash charge impacting the fourth quarter and full fiscal year 2006 was nearly zero. The non-cash charge relates to a change in the capital structure of the Company rather than the normal operations of the Company’s core businesses and had no effect on the operating profits or cash flows of the Company’s business segments or on the consolidated cash flows of the Company.

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 12
Fiscal Year 2006 Results Excluding Non-Core Items

Schedule - Reconciliation of Non-GAAP Financial Measures (continued)

Reconciliations of these non-GAAP financial measures to their most directly comparable financial measures under GAAP for the three and twelve months ended September 30, 2006 and 2005 are as follows (in thousands, except per share data):

	Three Months Ended September 30		Twelve Months Ended September 30
	2006	2005	2006	2005
Pre-tax earnings, as reported	$101,101	90,719	$308,286	324,463
Stock option expense	3,015	—	15,949	—
Sally transaction expenses	2,200	1,456	58,756	1,456
Non-cash charge related to conversion to one class of common stock	1	3,449	4	14,507

Pre-tax earnings excluding non-core items	$106,317	95,624	$382,995	340,426

Net earnings, as reported	$65,843	58,968	$205,321	210,901
Stock option expense, net of income taxes	1,954	—	10,335	—
Sally transaction expenses, net of income taxes	2,200	947	38,293	947
Non-cash charge related to conversion to one class of common stock, net of income taxes	1	2,241	3	9,429

Net earnings excluding non-core items	$69,998	62,156	$253,952	221,277

Basic net earnings per share, as reported	$.71	.64	$2.22	2.31
Stock option expense, net of income taxes	.02	—	.11	—
Sally transaction expenses, net of income taxes	.02	.01	.42	.01
Non-cash charge related to conversion to one class of common stock, net of income taxes	—	.03	—	.10

Basic net earnings per share excluding non-core items	$.75	.68	$2.75	2.42

Diluted net earnings per share, as reported	$.70	.63	$2.20	2.27
Stock option expense, net of income taxes	.02	—	.11	—
Sally transaction expenses, net of income taxes	.02	.01	.41	.01
Non-cash charge related to conversion to one class of common stock, net of income taxes	—	.03	—	.10

Diluted net earnings per share excluding non-core items	$.74	.67	$2.72	2.38

Alberto-Culver Reports Record Fiscal Fourth Quarter and	Page 13
Fiscal Year 2006 Results Excluding Non-Core Items

Schedule - Reconciliation of Non-GAAP Financial Measures (continued)

A reconciliation of organic sales growth, a non-GAAP financial measure, to its most directly comparable financial measure under GAAP for the three and twelve months ended September 30, 2006 and 2005 is as follows:

	Three Months Ended September 30		Twelve Months Ended September 30
	2006	2005	2006	2005
Net sales growth, as reported	8.2%	5.9%	6.8%	8.4%
Effect of foreign exchange	(0.9)	(0.4)	0.2	(1.2)
Effect of acquisitions	(0.8)	(3.8)	(1.2)	(3.8)
Effect of divestiture	—	0.4	0.1	1.2

Organic sales growth *	6.5%	2.1%	5.9%	4.6%

*	Organic sales growth includes sales related to the retail launch of Nexxus.

Management uses these non-GAAP financial measures to evaluate the performance of the Company and believes the presentation of these amounts provides the reader with information necessary to analyze the Company’s normal operations for the periods compared.